SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Bovespa (São Paulo)	AMBV4 - AMBV3 -	Preferred Common
NYSE (New York)	ABV - ABVc -	Preferred Common

Material Event

AMBEV ANNOUNCES CHANGES IN MANAGEMENT

São Paulo, October 8, 2008 - Companhia de Bebidas das Américas - AmBev announces that, subject to the closing of the combination between Anheuser Busch Companies, Inc. and InBev NV/SA, Luiz Fernando Edmond will leave his position as CEO for Latin America effective January 1st, 2009. He is also appointed a Board member of AmBev as of the date hereof.

João Castro Neves will succeed Mr. Edmond as CEO for Latin America. Mr. Castro Neves, currently CEO of AmBev’s subsidiary Quinsa, started at Brahma in 1996. Before assuming the position of CEO of Quinsa, Mr. Castro Neves was the Chief Financial Officer of AmBev, among other positions.

As of January 1st, 2009, Mr. Castro Neves will be succeeded by Bernardo Pinto Paiva, the current head of AmBev’s Canadian operations. Mr. Paiva has been with the Company since 1991 and has held several positions, including head of sales for Brazil, before assuming responsibility for the operations of AmBev in Canada.

Marcio Froes, currently VP Sales for Canada, will succeed Mr. Paiva as head of AmBev’s operations in Canada.

For additional information, please contact the Investor Relations Department:
Michael Findlay	Myriam Bado
+55 11 2122-1415	+55 11 2122-1414

ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: October 8, 2008	By:	/s/ Graham David Staley
Graham David Staley
Chief Financial Officer and Investor Relations